Mail Stop 3561

May 3, 2007

Reid Dabney, Senior Vice President
Foldera, Inc.
17011 Beach Boulevard, Suite 1500
Huntington Beach, CA 92647

> **Re:** **Foldera, Inc.**
> **Amendment No. 2 to Registration Statement on Form SB-2**
> **Filed April 17, 2007**
> **File No. 333-139120**
> **Form 10-KSB for Fiscal Year Ended December 31, 2006**
> **Filed April 13, 2007**
> **File No. 333-118799**

Dear Mr. Dabney:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1. We note that you have increased with this amendment the number of shares of common stock you intend to register by 478,905. These shares would appear to be presently outstanding, according to your fee calculation table and your discussion that appears under "The Offering," as opposed to shares underlying warrants. However, we notice that the individual amounts of shares held by most of the stockholders listed in the "Shares Registered in this Offering" column have increased slightly but not shares in the "Beneficial Ownership Prior to this Offering" column located in the Selling Stockholder Table. We also note new footnote (2) to the Selling Stockholder Table, which indicates that you have included for issuance 1,630,124 shares issuable on account of possible penalties or anti-dilution adjustments. These changes lead us to believe that, in fact, shares eligible for future issuance have been added to the registration statement, however, the amount is not consistent with footnote (2) nor have you provided any explanation of the circumstances surrounding the issuance of these additional shares. Please revise to clearly state which

selling stockholders have increased the number of shares they are offering and the circumstances under which their outstanding shares held increased.

Management's Discussion and Analysis or Plan of Operations, page 15

2. We note your response to comment 2 in our letter dated February 16, 2007. Please provide a brief discussion of your contingency plans to reduce operating expenses in your "Overview" discussion.

Recent Developments, page 22

3. We note your response to comment 6 in our letter dated February 16, 2007. We note your disclosure that the issuance of the additional shares of common stock and warrants to investors was in November 2006. Please disclose the date or dates of the transaction(s), as you have in your response to our comments.

Executive Compensation, page 46

4. We note your response to comment 10 in our letter dated February 16, 2007 and your indication that you have removed the paragraphs at issue. However, we note your disclosures on page 47-48 where you continue to refer to "Options/SAR Grants for Fiscal Year Ended December 31, 2005" and "Aggregated Option/SAR Exercises in Fiscal Year Ended December 31, 2005 and Fiscal Year End Option/SAR Values." Please revise to remove this information, or advise.

Compensation of Directors, page 49

5. We note in your discussion of directors compensation that prior to January 2007 that historically directors received an annual fee of $30,000, but your compensation chart shows one director receiving $20,000 and the other directors no compensation. Please expand your disclosure to provide an explanation so that your compensation discussion and the chart are better harmonized.

Selling Stockholders, page 52

6. We note your revisions to this discussion at the outset that explain the issuances of shares in the August and October 2006 private placements. The Selling Stockholder Table, however, does not appear to reflect the amounts issued in those private placements as the amounts registered for resale would appear to exceed the amounts discussed in your summary of the two private placements. Please revise your discussion so that the amounts in the table are consistent with the preceding narrative discussion.

Consolidated Financial Statements

Notes to Audited Consolidated Financial Statements, page F-7

Note 1. Description of Business and Basis of Presentation, page F-7

7. You disclose in the fifth paragraph that certain information and footnote disclosures normally present in annual consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been omitted pursuant to the rules and regulations of the Securities and Exchange Commission. Please tell us which rules and regulations you are referring to. Pursuant to Item 310 of Regulation S-B audited financial statements shall be prepared in accordance with GAAP and include footnote and other disclosures as needed for a fair presentation.

Note 6. Stockholders' Equity, page F-13

8. We considered your responses to comments 17 and 24 in our letter dated February 16, 2007 regarding your estimate of expected volatility in measuring the fair value of stock options and warrants issued on February 13, 2006. Please explain to us in detail why you believe that the private placement transactions during the period from October 2005 through February 2006 provide sufficient information on which to base your estimate of the expected volatility of your share prices in measuring the fair value of stock options and warrants issued on February 13, 2006. Refer to the factors to consider in estimating expected volatility in paragraph A32 of SFAS 123(R). Please also explain to us why you believe your method of estimating expected volatility is reasonable and supportable in light of the merger, previous share issuances in 2003 and 2004 and the expected term of stock options and warrants issued on February 13, 2006. In addition, tell us why you believe it is appropriate to apply the nonpublic entity provisions as opposed to the public company provisions of SFAS 123(R) in measuring the fair value of such options and warrants given the February 13, 2006 merger.

Form 10-KSB for Fiscal Year End December 31, 2006

9. Please address the comments above as appropriate.

Item 8A. Controls and Procedures, page 29

10. We note that your certifying officers concluded that there was no reasonably apparent deficiency in your disclosure controls and procedures such that the controls and procedures should not be expected to operate effectively. Please revise to provide a clear and unqualified conclusion as to the effectiveness of your disclosure controls and procedures. Also, note that the evaluation of disclosure controls and procedures required by paragraph (b) of Rule 13a-15 or 15d-15 of the Exchange Act (not 13a-14(c), to which you refer) should be performed as of the end of the period and that your reference to "within 90 days

prior to the date of this Annual Report" is not required. Please revise to remove this language and to refer to the correct rule of the Securities Exchange Act of 1934. See Item 307 of Regulation S-B.

11. Please revise your disclosure regarding changes to internal controls and procedures to definitively state whether or not there have been any change in your internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Rule 13a-15 or 15d-15 of the Exchange Act that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. See Item 308(c) of Regulation S-B.

Exhibits 31.1 and 31.2

12. Please revise the introduction to read exactly as set forth in Item 601(b)(31) of Regulation S-B. In that regard, identify the name of the certifying individual and remove the reference to the "undersigned in the capacity and date indicated below."

***

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Ta Tanisha Meadows, Accountant, at (202) 551-3322 or William H. Thompson, Assistant Chief Accountant, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, Mara L. Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Spencer G. Feldman, Esq.
        Greenberg Traurig, LLP